UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 814-00175
CUSIP NUMBER 88732W109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sport Endurance, Inc.
Full Name of Registrant

101 Hudson Street, 21st Floor
Address of Principal Executive Office (Street and Number)
Jersey City, NJ 07302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

For the reason expressed below, the Company has not been able to complete the financial statements contained within the Company’s Quarterly Report on Form 10-Q by July 16, 2018 without unreasonable effort and expense. The Company and its independent auditors (the “Auditors”) disagree whether the Company’s subsidiary, Yield Endurance, Inc. (“Yield”), acquired ownership of the bitcoin delivered to a third party bailee pursuant to the Confidential BTC Lending Program Participation Agreement (the “BTC Agreement”) filed as Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on March 14, 2018 (the “8-K”). The Company contends that Yield acquired the bitcoin and issued the seller a $5.5 million original issue discount recourse note guaranteed by the Company. The note was filed as Exhibit 4.1 to the 8-K. The lender caused the bitcoin to be delivered to the wallet of the third party, a licensed money services business. The Company and its counsel contend that this arrangement caused Yield to have constructive receipt and therefore ownership of the bitcoin. The Auditors contend that Yield never acquired ownership due to the fact that it did not have actual possession of the bitcoin for one second in Yield’s wallet. The Company may file unreviewed financial statements in the Form 10-Q and then amend them as soon as it can resolve this issue.

Part IV — Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the three months ended May 31, 2018, increased to $5,241,446 from $465,671 for the three months ended May 31, 2017.

                   Sport Endurance, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2018	By:	/s/ David Lelong
David Lelong
	Title:	Chief Executive Officer